UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-35224

Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen, 518000

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xunlei Limited Adopted Amended and Restated 2020 Share Incentive Plan

On March 13, 2023, the board of directors of Xunlei Limited (the “Company”) amended and restated its 2020 share incentive plan, which was approved and adopted by the board of directors of the Company on June 30, 2020, to expand the existing award pool of 31,000,000 shares by authorizing the issuance of additional 15,561,200 shares. The additional shares that will be issued pursuant to awards to be granted from the expanded portion of the enlarged pool will be issued from 15,561,200 common shares underlying 3,112,240 American depository shares repurchased by the Company under the share repurchase program adopted by the Company in March 2022.

To effect the award pool expansion, Article 3.1(a) of the Company’s 2020 share incentive plan was replaced in its entirety as follows: “Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) shall be 46,561,200 Shares.” All other provisions of the 2020 share incentive plan remain substantially the same.

After the award pool expansion, the maximum aggregate number of shares of the Company available for grant of awards was increased from 31,000,000 under the original 2020 share incentive plan to 46,561,200 under the amended and restated 2020 share incentive plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

 Date: March 15, 2023